SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

September 2014 traffic conference call

GOL linhas aéreas inteligentes S.A.
Investor Relations

Segurança • Inteligência • Servir • Lowest-cost

September, 3Q14 and 9M14 traffic figures

			% Chg,			% Chg,			% Chg,
OPERATING DATA¹	Sep/14	Sep/13		3Q14	3Q13		9M14	9M13
			(YoY)			(YoY)			(YoY)
Total System
ASK (mm)	3,881.0	3,939.4	-1.5%	12,201.4	12,446.6	-2.0%	36,348.4	36,954.5	-1.6%
RPK (mm)	2,961.0	2,821.2	5.0%	9,458.9	8,658.8	9.2%	27,732.1	25,198.9	10.1%
Load Factor	76.3%	71.6%	4.7 pp	77.5%	69.6%	7.9 pp	76.3%	68.2%	8.1 pp
Pax on board (‘000)	3,177.6	3,002.4	5.8%	9,977.8	9,028.3	10.5%	29,039.4	26,296.4	10.4%
Domestic Market
ASK (mm)	3,376.0	3,513.6	-3.9%	10,587.1	11,049.4	-4.2%	31,875.5	32,816.6	-2.9%
RPK (mm)	2,600.9	2,551.8	1.9%	8,289.0	7,761.2	6.8%	24,549.5	22,675.6	8.3%
Load Factor	77.0%	72.6%	4.4 pp	78.3%	70.2%	8.1 pp	77.0%	69.1%	7.9 pp
Pax on board (‘000)	3,007.3	2,866.0	4.9%	9,421.6	8,577.4	9.8%	27,493.0	24,992.5	10.0%
International Market
ASK (mm)	505.1	425.8	18.6%	1,614.2	1,397.2	15.5%	4,473.0	4,138.0	8.1%
RPK (mm)	360.2	269.4	33.7%	1,169.9	897.6	30.3%	3,182.6	2,523.3	26.1%
Load Factor	71.3%	63.3%	8.0 pp	72.5%	64.2%	8.3 pp	71.2%	61.0%	10.2 pp
Pax on board (‘000)	170.3	136.4	24.8%	556.2	450.9	23.3%	1.546.3	1,303.9	18.6%
¹ Preliminary figures for September 2014 and National Civil Aviation Agency (ANAC) figures for other months.

  Domestic demand increased by 6.8% in the quarter and 8.3% in 9M14. GOL captured¹ 55% of the industry’s demand increase in 2014;
  The reduction in domestic supply reinforces the Company’s flexibility in adjusting its domestic market supply, which is in line with its 2014 guidance of a reduction of between -3% and -1%;
  Record number of passengers transported in the domestic market, reaching 29 million in 9M14.

9% PRASK growth due to strategy flexibility

Yield[1] and Load Factor

Yield
Load Factor Domestic Market
-2.1%
23.0
20.9
23.6
25.8
23.9
24.4
23.1
68.0%
69.0%
70.2%
75.6%
76.8%
76.0%
78.3%
+8.1 pp
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

PRASK[1] and Domestic ASK

PRASK (R$ cents)
Domestic ASK
+9.1%
15.5
14.1
16.4
19.3
18.2
18.4
17.9
10,897
10,870
11,049
11,294
11,075
10,213
10,587
-4.2%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

[1] *Preliminary data*

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3

3Q14 results does not reflect the recent oil price devaluation

Average Fuel Price / liter
Exchange Rate
Brent average price (US$/Barrel)
+3%
2.14
2.28
2.25
2.40
2.42
2.21
2.43
2.49
2.62
2.50
2.45 – 2.50
-1%
1.77
1.96
2.03
2.06
1.98
2.07
2.29
2.27
2.36
2.23
2.27
-6%
118
109
109
110
113
103
110
109
108
110
103
86
-17%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Current Price

(*) Jet fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

Segurança • Inteligência • Servir • Lowest-cost

4

Final Message

Maintenance of seat **supply discipline**

Continued **PRASK increase** on a year-over-year basis

Flexibility in the strategy

Soft corporate passengers demand

Operational costs under **pressure**

EBIT guidance between 3% to 6% **reaffirmed** for 2014

Segurança • Inteligência • Servir • Lowest-cost

5

GOL linhas aéreas inteligentes S.A. Investor relations ri@golnaweb.com.br +55 11 2128 4700 www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.